Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of October 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 19, 2006


List of materials

Documents attached hereto:

i) A press release announcing Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ending March 31, 2007





                                         Sony Corporation
                                         6-7-35 Kitashinagawa
                                         Shinagawa-ku
                                         Tokyo 141-0001 Japan

                                         No: 06-098E
                                         Date: October 19, 2006


        SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST
           FOR THE FISCAL YEAR ENDING MARCH 31, 2007


Tokyo, October 19, 2006 -- Sony Corporation announced a revision of its consolidated results forecast for the fiscal year ending
March 31, 2007 from that announced on July 27, 2006.


Consolidated Results Forecast


                                       Change from
                               Current    previous         Previous
                             Forecast*    Forecast         Forecast
Sales and operating
 revenue                Y8,230 billion   Unchanged   Y8,230 billion

Operating income            50 billion         -62%     130 billion
 (Restructuring
 charges included
 within Operating
 income                     40 billion         -20       50 billion)

Income before income
 taxes                      70 billion         -53      150 billion

Equity in net income
 of affiliated
 companies                  40 billion   Unchanged       40 billion

Net income                  80 billion         -38      130 billion

*Assumed foreign currency exchange rates for the second half of the fiscal year: approximately Y114 to the U.S. dollar and approximately Y145 to the Euro.



The above revised forecast is primarily a result of the following factors:


1. Sony plans to record a provision of approximately Y51 billion within the Electronics segment during the second quarter of the fiscal year ending March 31, 2007. This relates to charges expected to be incurred as a result of the recall by Dell Inc., Apple Computer Inc. and Lenovo Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony.


2. A decrease in sales and an increase in operating loss are expected within the Game segment as a result of the reduction of the retail price of PLAYSTATION(R)3 ("PS3") hardware in Japan and the fact that sales and profitability from the PSP(R)
     (PlayStation(R)Portable) business are expected to be lower than originally forecast.


3. Decreased operating income is anticipated within the Electronics segment due to a production adjustment of devices for use in PS3 including semiconductors.


4. During the second quarter of the fiscal year ending March 31, 2007, foreign exchange rates trended favorably compared to our previous forecast as a result of the depreciation of the yen. We have also changed our assumption for foreign currency rates, as noted above, to reflect a depreciation of the yen during the second half of the fiscal year below the rates assumed in the July 27, 2006 forecast (assumed foreign currency exchange rates in the July forecast were approximately Y113 to the U.S. dollar and approximately Y136 to the Euro).


5. Restructuring charges, recorded as operating expenses, are now forecasted to be Y40 billion, compared to an anticipated
     Y50 billion of restructuring charges included in the July forecast. Due to the successful redeployment of personnel to growth business areas, early retirement expenses are expected to be lower than originally anticipated.


Although Sony's consolidated results during the current fiscal year will be negatively impacted principally by the provision relating to the aforementioned battery pack recall and global replacement program, as well as the revision to the PS3 launch schedule, we have continued to produce hit products in our LCD TV and digital imaging product categories, including digital cameras, which are both driving factors behind future business growth, and operating results for our overall Electronics business continue to recover favorably. With regard to PS3, although we expect to record a loss for the business during its initial launch phase within the current fiscal year, we look forward to the successful worldwide deployment and expansion of the platform, beginning with the Japanese and North American launch in November 2006, followed by the European launch in March 2007. As a result, we expect that we can realize a significant improvement in profitability during the fiscal year ending March 31, 2008.

Consolidated Results for the Second Quarter of the Fiscal Year ending March 31, 2007

Consolidated results for the quarter ended September 30, 2006 are projected to include sales and operating revenue of approximately Y1,850 billion, an operating loss of approximately Y21 billion, a loss before income taxes of approximately Y26 billion, equity in net income of affiliated companies of approximately Y20 billion and net income of approximately Y2 billion. Restructuring charges of approximately Y5 billion are included in operating expenses. The preceding operating loss and loss before income taxes numbers include the recording of a provision of approximately Y51 billion relating to charges resulting from the notebook computer battery recall and global replacement program discussed in note 1 above. The impact to net income as a result of this provision is approximately Y30 billion. However, please note that the above totals are subject to confirmation and that Sony's consolidated operating results for the second quarter are scheduled to be announced on October 26, 2006.



Cautionary Statement
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to
(i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to recoup large-scale investment required for technology development, increasing production capacity and by the Game segment for the development and introduction of a new platform; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.


Investor Relations Contacts:

Tokyo                New York                   London
Takao Yuhara         Sam Levenson/Justin Hill/  Shinji Tomita
                     Miki Emura
+81-(0)3-5448-2180   +1-212-833-6722            +44-(0)20-7444-9713

Home Page: http://www.sony.net/IR/